Exhibit 99.1

July 27, 2015

Press Release

Company name	UBIC, Inc.
Representative	CEO and Chairman of the Board	Masahiro Morimoto
(code: 2158: Tokyo Stock Exchange, Mothers Market)
Address any inquiries to	Corporate Officer, CFO/CAO	Masami Yaguchi
(Tel. +81-3-5463-6344)

Matters Regarding Debt Finance

At our board of directors meeting held on July 27, 2015, our directors resolved to take out loans, and we therefore make the following announcement.

1. Reason for the Loans

We are currently considering the potential acquisition of a company and therefore have decided to take out the loans from two banks in order to prepare for payments in the contemplated deal.

2. Summary of the Loans

(1) Lenders:  The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Sumitomo Mitsui Banking Corporation

(2) Total Amount To Be Borrowed:  JPY 3.6 billion

(3) Borrowing Date:  July 28, 2015

(4) Repayment Date:  January 29, 2016 (subject to change)

(5) Mortgage:  None

3. Prospects in the Future

We plan to take out another loan before the repayment date.  The impact of the contents of this news release on our consolidated results ending in March 2016 is minor.  We will make a further announcement promptly if we find it has material impact on the results.